Exhibit 99.1

Ozon Reports Fourth Quarter and Full-Year 2021 Preliminary Operating Results, with Gross Merchandise Value Ahead of Guidance

February 2, 2022 – Ozon Holdings PLC (NASDAQ and MOEX: “OZON”, thereafter referred to as “Ozon” or the “Company”), a leading Russian e-commerce platform, announces its preliminary unaudited operating results for the fourth quarter and the full-year ended December 31, 2021.

Strong operational performance with a record number of orders in Q4 2021

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GMV incl. services Strong momentum continued in Q4 2021, as Gross Merchandise Value (“GMV”) incl. services grew by more than 130% year-on-year compared to RUB 76 billion in Q4 2020, and exceeded RUB 175 billion. In Q4 2021 Ozon successfully executed a high-season “Mega Sales” campaign, that included Single’s day and Black Friday with record daily GMV of RUB 6 billion and RUB 5 billion respectively. The daily number of orders during the Black Friday surged, increasing 5 times compared to Black Friday in 2020.

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Number of orders The Company achieved a new milestone of more than 1 million orders per day during Q4 2021. The number of orders increased by more than 200% year-on-year and exceeded 90 million in Q4 2021, compared to 30 million orders in Q4 2020, making it the eighth consecutive quarter with order growth exceeding 100%. With growing scale of Ozon platform, the operating costs per order showed further improvement quarter-on-quarter in Q4 2021.

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Cohorts The stronger cohort performance reflects improving customer loyalty and engagement, with the order frequency more than doubling over the past two years. Furthermore, the year-on-year growth in frequency of orders accelerated throughout 2021 from 31% in Q1 2021 to around 60% in Q4 2021, when the order frequency reached approximately 8.5. The average order value remained broadly stable quarter-on-quarter in Q4 2021.

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Number of active buyers The Company is constantly striving to improve its customer experience by focusing on selection, price and convenience, and our efforts are bearing fruit. The active user base grew by more than 85% year-on-year and exceeded 25 million buyers, compared to 13.8 million in 2020. During Q4 2021 the Ozon platform attracted approximately 4 million new active buyers, as a result of solid organic growth as well as ongoing investments into customer acquisition. The Company decreased its sales and marketing expenses as a percentage of GMV quarter-on-quarter in Q4 2021, due to its continued focus on greater efficiency of the marketing spend.

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Number of active sellers Throughout 2021 Ozon continued to enhance its suite of services for the merchants, including fulfillment and delivery, advertising, business analytics and financial services such as the Flexible Payment plan and lending products. Together with a much larger customer base, this attracted over 60 thousand sellers to the platform in 2021. In Q4 2021 the number of the active sellers on the platform increased by more than 40% quarter-on-quarter, and more than tripled year-on-year, exceeding 90 thousand sellers. As a result of the rapid expansion of the Ozon Marketplace business, the share of Ozon Marketplace in the Company’s GMV exceeded 67% in Q4 2021, compared to 52% in Q4 2020.

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Cash flow from operating activities Ozon generated a positive cash flow from operating activities in Q4 2021, primarily due to favourable dynamics in working capital, which resulted in positive Free Cash Flow for the quarter.

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Cash, cash equivalents and short-term bank deposits The Company had cash, cash equivalents and short-term bank deposits of RUB 126 billion as of December 31, 2021 compared to 119 billion as of September 30, 2021.

Full-Year 2021 Operating Highlights

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GMV incl. services increased by more than 125% and exceeded RUB 445 billion compared to 197 billion in Full-Year 2020. Due to better-than-expected GMV progression, Ozon achieved GMV growth above its Full-Year guidance of 120% growth year-on-year in 2021.

•	Number of orders increased to more than 220 million, growing by approximately 200% year-on-year, compared to 74 million orders delivered in the Full-Year 2020.

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Share of Marketplace GMV Ozon Marketplace expanded at an accelerated rate during 2021, and as a result the share of Ozon Marketplace GMV reached 65%, up from 48% in 2020, and a true transformation compared to only 17% in 2019.

•	Assortment expanded by more than 7x year-on-year and exceeded 80 million SKUs by December 31, 2021, compared to 11 million as of December 31, 2020, driven by substantial growth in the merchant base.

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Fulfilment and logistics During 2021 Ozon significantly expanded its warehouse infrastructure consisting of the fulfillment, sorting centers and dark store network. The Company’s warehouse capacity almost tripled compared to 2020, with close to 1 million square meters in operation as of December 31, 2021. Ozon’s warehouse footprint coupled with its pickup points, lockers and courier services enable Ozon to provide a fast and reliable delivery for its customers, with the one and two-hour express delivery options available in Moscow, St Petersburg and the South of Russia. The wide suite of fulfillment and delivery services available to over 90 thousand merchants helps them grow and develop their business in a fast and sustainable way.

Alexander Shulgin, Chief Executive Officer of OZON, commented: “In 2021 we achieved fantastic results, with GMV growth of more than 125%, ahead of our expectations, despite the full re-opening of the brick-and-mortar retail and the exceptionally tough base of 144% growth of 2020. We also made incredible progress in cultivating the high-frequency shopping habits, as demonstrated by c.200% order growth and c.60% higher order frequency.

2021 was marked by several important milestones: our buyer base grew by over 900 thousand users per month on average to more than 25 million; the number of sellers increased by over 60,000 to more than 90,000; and our warehouse capacity expanded to c.1 million square meters. Ozon successfully launched 3P logistics solutions serving more than 3,000 companies. Ozon Fintech acquired a banking license and has been developing its own product suite. The number of Ozon card holders more than quadrupled in 2021 to nearly 2 million.

As our business grows in scale, so does our impact on the economy and the local communities. We believe it is important to ensure that we do business in a sustainable manner. We have a number of sustainability initiatives in place and will strive to advance our corporate sustainability agenda in 2022.

All of this lays a strong foundation for achieving our ambitious goals in 2022 and beyond!”

2022 Financial Outlook

The below forward-looking statements reflect Ozon’s expectations as of February 2, 2022, and could be subject to change, and involve inherent risks which we are not able to control, for example the impact of any ongoing or new potential disruptions caused by COVID-19, any global supply chain issues, as well as political and economic conditions in Russia.

Based on the current trends and outlook:

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Ozon expects growth in Company’s GMV incl. services of 80% or potentially greater for the Full-Year 2022, compared to the Full-Year 2021, with enhanced focus on efficiency gains and improvement in unit economics.

Disclaimer

This press release includes information for the three months and twelve months ended December 31, 2021 and December 31, 2020 respectively. The information for the three months and twelve months ended December 31, 2021, and three months ended December 31, 2020 has not been audited or reviewed by the Company’s auditors. The information for the three months and twelve months ended December 31, 2021 contains preliminary estimates. The preliminary estimates disclosed in this press release are based on the Company’s internal management accounts and records based on currently available preliminary information and, therefore, may change. The preliminary estimates are subject to revision as the Company prepares its financial statements and disclosures in connection with its filing of its Annual Report on Form 20-F as of and for the year ended December 31, 2021. These preliminary estimates should not be viewed as a substitute for the Company’s financial statements or other information set forth in the Form 20-F. Ozon currently plans to release its audited financial results for the Full-Year ended December 31, 2021 on April 5, 2022.

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that reflect the current views of Ozon Holdings PLC (“we”, “our” or “us”, or the “Company”). All statements contained in this press release that do not relate to matters of historical fact disclosed in due course by the Company should be considered forward-looking statements.

These forward-looking statements are based on management’s current expectations. However, it is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. These statements are neither promises nor guarantees but involve known and unknown risks, uncertainties and other important factors and circumstances that may cause Ozon’s actual results, performance or achievements to be materially different from its expectations expressed or implied by the forward-looking statements, including conditions in the U.S. capital markets, negative global or Russian political and economic conditions, potential negative developments in the COVID-19 pandemic, other negative developments in Ozon’s business or unfavorable legislative or regulatory developments. We caution you therefore against relying on these forward-looking statements, and we qualify all of our forward-looking statements by these cautionary statements. Please refer to our filings with the U.S. Securities and Exchange Commission concerning factors that could cause actual results to differ materially from those described in our forward-looking statements.

These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. Any such forward-looking statements represent management’s estimates as of the date of this press release. While Ozon may elect to update such forward-looking statements at some point in the future, Ozon disclaims any obligation to do so, even if subsequent events cause its views to change. These forward-looking statements should not be relied upon as representing Ozon’s views as of any date subsequent to the date of this press release.

This press release comments and references related to certain non-IFRS measures not presented in accordance with IFRS, including but not limited to Free Cash Flow. These financial measures are not measures of financial performance in accordance with IFRS and may exclude items that are significant in understanding and assessing our financial results. Therefore, these measures should not be considered in isolation or as an alternative to loss for the period, operating cash flows, or other measures of profitability, liquidity or performance under IFRS. You should be aware that the Company’s presentation of these measures may not be comparable to similarly titled measures used by other companies, which may be defined and calculated differently.

The trademarks included herein are the property of the owners thereof and are used for reference purposes only. Such use should not be construed as an endorsement of the products or services of the Company.

Presentation of Financial and Other Information

Definitions: Key Operating Measures

This release contains our key operating measures, such as the gross merchandise value including revenue from services (“GMV incl. services”), share of our online marketplace (our “Marketplace”) GMV (“Share of Marketplace GMV”), number of orders and number of active buyers. We define:

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GMV incl. services as the total value of orders processed through our platform, as well as revenue from services to our buyers, sellers and other customers, such as delivery, advertising and other services. GMV incl. services is inclusive of value added taxes, net of discounts, returns and cancellations. GMV incl. services does not represent revenue earned by us. GMV incl. services does not include travel ticketing and hotel booking commissions, other related service revenues or value of the respective orders processed.

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Share of Marketplace GMV as the total value of orders processed through our Marketplace, inclusive of value added taxes, net of discounts, returns and cancellations, divided by GMV incl. services in a given period. Share of Marketplace GMV includes only the value of goods processed through our platform and does not include services revenue.

•	Number of orders as the total number of orders delivered in a given period, net of returns and cancellations.

•	Number of active buyers as the number of unique buyers who placed an order on our platform within the 12-month period preceding the relevant date, net of returns and cancellations.

Use of Non-IFRS Financial Measures

We report under International Financial Reporting Standards (“IFRS”) as adopted by the International Accounting Standards Board (the “IASB”). None of our financial statements were prepared in accordance with generally accepted accounting principles in the United States. We present our consolidated financial statements in Rubles.

Certain parts of this press release contain references to non-IFRS financial measures, including, among others, Free Cash Flow. We define:

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Free Cash Flow as net cash generated from / (used in) operating activities less payments for purchase of property, plant and equipment and intangible assets, and the payment of the principal portion of lease liabilities.

Free Cash Flow is used by our management to monitor the underlying performance of the business and its operations. These measures are used by other companies for a variety of purposes and are often calculated in ways that reflect the circumstances of those companies. You should exercise caution in comparing these measures as reported by us to the same or similar measures as reported by other companies. Free Cash Flow may not be comparable to similarly titled metrics of other companies. These measures are unaudited and have not been prepared in accordance with IFRS or any other generally accepted accounting principles.

Free Cash Flow is not measurement of performance or liquidity under IFRS or any other generally accepted accounting principles, and one should not consider it as an alternative to loss for the period, operating loss, net cash generated from / (used in) operating activities or other financial measures determined in accordance with IFRS or other generally accepted accounting principles. These measures have limitations as analytical tools, and you should not consider them in isolation. Accordingly, prospective investors should not place undue reliance on these non-IFRS financial measures contained in this press release.

About Ozon

Ozon is a leading multi-category e-commerce platform and one of the largest internet companies in Russia. Ozon’s platform offers one of the widest selections of goods across multiple product categories. Ozon’s country-wide warehouse footprint includes around 1 million square meters. Its infrastructure enables Ozon to provide Russian population with a fast and convenient delivery via couriers, pick-up points, and parcel lockers. Ozon’s extensive logistics and fast-developing marketplace allow over 90 thousand entrepreneurs to sell their products across Russia’s 11 time zones to more than 25 million customers. In addition to its core e-commerce business, Ozon is expanding Ozon FinTech and other value-added services such as its quick commerce and online grocery solution Ozon Express. For more information, please visit https://corp.ozon.com/

Contacts

Investor Relations

Maryia Berasneva-McNamara, Head of Investor Relations, Ozon

ir@ozon.ru

Press Office

Maria Zaikina, Director of Public & Industry Relations, Ozon

pr@ozon.ru